

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Eugene Williams
Chairman and Chief Executive Officer
ProMIS Neurosciences Inc.
Suite 200, 1920 Yonge Street
Toronto, Ontario
M4S 3E2

Re: ProMIS Neurosciences Inc.
Registration Statement on Form 10
Exhibit Nos. 10.1, 10.2, 10.3, 10.3.1, 10.3.2, 10.3.3, 10.3.4, 10.4, 10.5, 10.6, 10.7, 10.7.2, 10.7.3, 10.9, 10.11, 10.12.4, 10.33, 10.34, & 10.35
Filed June 22, 2022
File No. 001-41429

Dear Mr. Williams:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance